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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ADVANCED REFRACTIVE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

007635 10 5

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (3-06)

CUSIP No. 007635 10 5

1.	Names of Reporting Persons UTEK CORPORATION I.R.S. Identification Nos. of above persons (entities only)

59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

78,369,047*
8. Shared Voting Power

9. Sole Dispositive Power

78,369,047*
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

78,369,047*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

24.7%
14.	Type of Reporting Person (See Instructions)

CO

*	As of October 14, 2006, UTEK was the record owner of 5,533,333 shares of common stock of Advanced Refractive Technologies, held exercisable warrants to purchase an additional 3,550,000 shares, and was the record owner of 97,000 shares of Series B convertible preferred stock of Advanced Refractive Technologies that would be convertible after December 13, 2006 into approximately 69,285,714 shares of Advanced Refractive Technologies common stock, assuming that the average of the closing prices for the Advanced Refractive Technologies common stock for the 10 trading days prior to the conversion of the stock was $.021 per share, which was the market price of the stock on October 30, 2006. All of such shares of common stock (78,369,047 shares) would constitute approximately 24.7% of the 317,304,787 shares of common stock that would be outstanding after the exercise of such warrants and the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filing with the Commission by Advanced Refractive Technologies (244,469,073 million shares)). UTEK has the sole power to vote and dispose of all of such shares.

CUSIP No. 007635 10 5

Item 1. Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of Advanced Refractive Technologies, Inc., a Delaware corporation (“Advanced Refractive Technologies”). The address of the principal executive offices of Advanced Refractive Technologies is 1062 Calle Negocio, Suite D, San Clemente, California 92673.

Item 2. Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1) name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK ‘s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On May 18, 2005, UTEK entered into a Strategic Alliance Agreement with Advanced Refractive Technologies, pursuant to which UTEK agreed to perform certain services for Advanced Refractive

CUSIP No. 007635 10 5

Technologies during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 1,533,000 shares of the common stock of Advanced Refractive Technologies. Such shares are delivered in advance and earned ratably over the 12-month period.

On December 13, 2005, UTEK received 97,000 shares of Series B convertible preferred stock of Advanced Refractive Technologies in connection with the sale of its wholly-owned subsidiary, OptiMetrix Technologies, Inc. (“OTI”), to Advanced Refractive Technologies. At the time of the sale, OTI held $200,000 in cash and technology licensed from Los Alamos National Laboratory (LANL), operated by the University of California for the Nuclear Security Administration of the U.S. Department of Energy. The 100,000 shares of Series B preferred stock are convertible into $1,455,000 worth of common shares of Advanced Refractive Technologies at the option of UTEK at any time after December 13, 2006, with such stock being valued based on the average of the closing prices for the Advanced Refractive Technologies common stock for the 10 trading days prior to the conversion of the stock. Additionally, UTEK received a warrant for 750,000 shares of the common stock of Advanced Refractive Technologies priced at 50% of the conversion price for the Series B convertible preferred stock. The warrant is exercisable at any time, and from time to time, prior to December 1, 2008.

On February 20, 2006, UTEK received 97,000 shares of Series C convertible preferred stock of Advanced Refractive Technologies in connection with the sale its wholly-owned subsidiary, Ocular Therapeutics Inc. (“OThI”), to Advanced Refractive Technologies. At the time of the sale, OThI held $325,000 in cash and technology licensed from Motility Inc. OThI also held the exclusive license to a patented technology for a small protein therapeutic (LD22-4) for the treatment of the wet form of age related macular degeneration. The 97,000 shares of Series C preferred stock are convertible into $2,800,000 worth of common shares of Advanced Refractive Technologies at the option of UTEK at any time after February 20, 2007, with such stock being valued based on the average of the closing prices for the Advanced Refractive Technologies common stock for the 10 trading days prior to the conversion of the stock. Additionally, UTEK received a warrant to purchase 1,400,000 shares of Advanced Refractive Technologies at 50% of the conversion price for the Series C convertible Preferred Stock. The warrant is exercisable at any time, and from time to time, prior to February 20, 2009.

On April 4, 2006, UTEK received 100,000 shares of Series D convertible preferred stock of Advanced Refractive Technologies in connection with the sale its wholly-owned subsidiary, Advanced Glaucoma Technologies, Inc. (“AGTI”), to Advanced Refractive Technologies. At the time of the sale, AGTI held $350,000 in cash and technology licensed from the University of Arizona. The 100,000 shares of Series D preferred stock are convertible into $2,800,000 worth of common shares of Advanced Refractive Technologies at the option of UTEK at any time after April 4, 2007, with such stock being valued based on the average of the closing prices for the Advanced Refractive Technologies common stock for the 10 trading days prior to the conversion of the stock. Additionally, UTEK received a warrant to purchase 1,400,000 shares of Advanced Refractive Technologies at 50% of the conversion price for the Series D convertible preferred stock. The warrant is exercisable at any time, and from time to time, prior to April 4, 2009.

On May 18, 2006, UTEK and Advanced Refractive Technologies renewed their Strategic Alliance Agreement, pursuant to which UTEK agreed to continue to perform services for Advanced Refractive Technologies during the subsequent 12-month period in consideration of a payment of 4,000,000 shares of the common stock of Advanced Refractive Technologies. Such shares are delivered in advance and earned ratably over the 12-month period.

CUSIP No. 007635 10 5

UTEK has no present plans or proposals relating to Advanced Refractive Technologies which relate to or would result in:

(a)	The acquisition by any person of additional securities of Advanced Refractive Technologies;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Advanced Refractive Technologies or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Advanced Refractive Technologies or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Advanced Refractive Technologies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Advanced Refractive Technologies;

(f)	Any other material change in Advanced Refractive Technologies’s business or corporate structure including but not limited to, if Advanced Refractive Technologies is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in Advanced Refractive Technologies’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Advanced Refractive Technologies by any person;

(h)	Causing a class of securities of Advanced Refractive Technologies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Advanced Refractive Technologies becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds, and those into which it converts the preferred stock of Advanced Refractive Technologies in the future, as permitted under SEC Rule 144 and as market conditions permit.

Item 4. Purpose of Transaction

See Item 3 above.

Item 5. Interest in Securities of Advanced Refractive Technologies

As of October 14, 2006, UTEK was the record owner of 5,533,333 shares of common stock of Advanced Refractive Technologies, held exercisable warrants to purchase an additional 3,550,000 shares, and was the record owner of 97,000 shares of Series B convertible preferred stock of Advanced Refractive Technologies that would be convertible after December 13, 2006 into approximately 69,285,714 shares of Advanced Refractive Technologies common stock, assuming that the average of the closing prices for the Advanced Refractive Technologies common stock for the 10 trading days prior to the conversion of the stock was $.021 per share, which was the market price of the stock on October 30, 2006.

CUSIP No. 007635 10 5

All of such shares of common stock (78,369,047 shares) would constitute approximately 24.7% of the 317,304,787 shares of common stock that would be outstanding after the exercise of such warrants and the conversion of such convertible preferred stock (based on the number of shares outstanding as contained in the most recently available filing with the Commission by Advanced Refractive Technologies (244,469,073 million shares)). UTEK has the sole power to vote and dispose of all of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Advanced Refractive Technologies

Pursuant to the terms of the acquisition agreements under which UTEK obtained the shares of Series B, C and D convertible preferred stock of Advanced Refractive Technologies (as described in Item 3 above), promptly after the conversion of such shares of convertible preferred stock Advanced Refractive Technologies is required to file with the SEC and applicable state securities commissions a registration statement covering the resale of such shares by UTEK, as well as the any shares purchased by UTEK under the related warrant, and use its best efforts within reason to effect the registration of such shares.

The 4,000,000 shares of Advanced Refractive Technologies common stock issued to UTEK upon the renewal of their Strategic Alliance Agreement on May 18, 2006, are earned ratably over the 12-month period of the Agreement. If the Agreement is terminated prior to the end of such period, UTEK is obligated to return the unearned shares.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Advanced Refractive Technologies, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:

7.1	Agreement and Plan of Acquisition, dated December 13, 2005, among OptiMetrix Technologies, Inc., UTEK Corporation and Advanced Refractive Technologies, Inc.

7.2	Series B Preferred Stock Purchase Agreement among Advanced Refractive Technologies, Inc., UTEK Corporation and Dr. Irving Bigio.

7.3	Agreement and Plan of Acquisition, dated February 20, 2006, among Ocular Therapeutics Inc., UTEK Corporation and Advanced Refractive Technologies, Inc.

7.4	Agreement and Plan of Acquisition, dated December 13, 2005, among Advanced Glaucoma Technologies, Inc., UTEK Corporation and Advanced Refractive Technologies, Inc.

7.5	Strategic Alliance Agreement between UTEK Corporation and Advanced Refractive Technologies, Inc. (formerly, VisiJet, Inc., dated May 18, 2005.

CUSIP No. 007635 10 5

7.6	Renewal letter, dated May 12, 2006, relating to renewal of Strategic Alliance Agreement between UTEK Corporation and Advanced Refractive Technologies, Inc., dated May 18, 2005.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2006

/s/ Carole R. Wright
Signature

Chief Financial Officer
Name/Title

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US